UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN STANDARD ENERGY CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02971T107
(CUSIP Number)

Randall Capps
1801 West Texas
Midland, TX 79701
(432) 683-3171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02971T107	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Randall Capps
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 874,747*
	8	SHARED VOTING POWER 18,618,330
	9	SOLE DISPOSITIVE POWER 874,747*
	10	SHARED DISPOSITIVE POWER 18,618,330
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,493,077*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 142,858 shares of the Issuer’s common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 02971T107	Page 3 of 6 Pages

1		NAME OF REPORTING PERSON Geronimo Holding Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,642,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,642,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,642,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This Statement on Schedule 13D filed with the Securities and Exchange Commission is filed with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of American Standard Energy Corp., a Delaware corporation (the “Issuer”) with principal executive offices at 4800 North Scottsdale Road, Suite 1400, Scottsdale, AZ 85251.

Item 2. Identity and Background.

This Statement is being filed by and on behalf of (i) Randall Capps, an individual (“Capps”), and (ii) Geronimo Holding Corporation, a Texas corporation (“Geronimo”, and together with Capps, the “Reporting Persons”).

Capps’s business address is 1801 West Texas, Midland, TX 79701. His present principal occupation is business owner and the principal business at which he carries out such occupation is Geronimo, with the principal address of 1801 West Texas, Midland, TX 79701. He is a citizen of the United States of America.

Geronimo’s principal business is oil and gas extraction and exploration, and the address of its principal business and office is 1801 West Texas, Midland, TX 79701. Geronimo’s executive officer and director is Randall Capps, and the business address for him is 1801 West Texas, Midland, TX 79701. The present principal occupation of each of Geronimo’s executive officer and director is management of Geronimo.

During the last five years, none of the Reporting Persons or the executive officers and directors listed in this Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the Common Shares acquired by the Reporting Persons are from the personal funds of Capps and the working capital of Geronimo.

On October 1, 2010, pursuant to a Share Exchange Agreement by and among the Company, American Standard Energy Corp., a Nevada corporation (“Nevada ASEC”) and the shareholders of Nevada ASEC acquired 22,000,000 Common Shares (99%) in exchange for transferring to the Company (i) 100% of the outstanding shares of common stock of Nevada ASEC and (ii) additional consideration of $25,000.

On December 1, 2010, pursuant to a Purchase of Partial Leaseholds Agreement with the Company, Geronimo acquired 1,200,000 Common Shares, which were valued at $3,960,000 based on a closing price per share of $3.30 on the closing date, together with $500,000 in cash in exchange for certain oil and natural gas properties located in North Dakota.

On March 1, 2011, pursuant to a Purchase of Partial Leaseholds Agreement with the Company, dated February 28, 2011, Geronimo acquired 883,607 Common Shares, valued at $5,787,626 based on a closing price per share of $6.55 on the closing date, together with $3,000,000 in exchange for certain mineral rights leaseholds held on properties in the Bakken Shale Formation in North Dakota.

On August 26, 2011, pursuant to an Amended Agreement for the Purchase of Partial Leaseholds with the Issuer, dated August 22, 2011, Geronimo acquired 208,200 Common Shares, valued at $1,093,050 based on a closing price per share of $5.25 on the closing date, together with $13,500,000 in exchange for 13,324.69717 net undeveloped leasehold acres in the Bakken/Three Forks area.

Item 4. Purpose of Transaction.

Except as disclosed in Item 5 below, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.

Item  5. Interest in Securities of the Issuer.

Capps owns beneficially 19,493,077 Common Shares, which represent 48.6% of the total number of outstanding Common Shares. Of the 19, 493,077 Common Shares owned beneficially by Capps, (i) Capps owns beneficially, and has sole voting and dispositive power in respect of, 670,665 Common Shares; (ii) Capps owns beneficially, and has sole voting and dispositive power in respect of, 142,858 Common Shares underlying warrants; (iii) Capps owns beneficially, and has sole voting and dispositive power in respect of, 61,224 Common Shares as legal guardian of Hayden Pitts; (iv) Geronimo shares with Capps voting and disposal power in respect of 16,642,821 Common Shares, which represent 41.6% of the total number of outstanding Common Shares; (v) XOG Operating, LLC (“XOG”) shares with Capps voting and disposal power in respect of 1,387,754 Common Shares; and (vi) CLW South Texas 2008, LP (“CLW”) shares with Capps voting and disposal power in respect of 587,755 Common Shares. Capps is the sole owner of Geronimo and XOG and is the majority owner of CLW.

XOG is a Texas limited liability company, the principal business of which is the exploration and operation of oil and gas properties; the address of its principal business and office is P.O. Box 352, Midland, TX 79702. CLW is a Texas limited partnership, the principal business of which is a limited partnership in the oil and gas exploration business; the address of its principal business and office is 1801 West Texas, Midland, TX 79701. During the last five years, neither XOG nor CLW has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 11, 2012, the Issuer sent to Geronimo, Capps, XOG Operating LLC (“XOG”), Geronimo Holdings LLC and HNL Royalties LLC (“HNL”) a letter of intent (the “LOI”) which amends, restates and supersedes the letter of intent dated November 15, 2011 by and among XOG, Geronimo Holdings LLC, HNL and the Issuer, pursuant to which the Issuer intends to acquire approximately 73,000 net acres across the Permian Basin, Eagle Ford shale formation and the Eagle Bine in Texas, the Williston Basin in North Dakota, the Niobrara shale formation in Wyoming and Nebraska, and the Mississippian shale formation in Oklahoma from the XOG Group in exchange for paying $10,000,000 in cash, delivering a note in the amount of $35,000,000 and issuing 5,000,000 Common Shares to the XOG Group.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are incorporated herein by reference or filed herewith:

Exhibit 99.1	Agreement for the Purchase of Partial Leaseholds dated April 26, 2011, by and between American Standard Energy Corp and Geronimo Holding Corporation
Exhibit 99.2	Amended Agreement for the Purchase of Partial Leaseholds dated August 22, 2011, by and between American Standard Energy Corp and Geronimo Holding Corporation
Exhibit 99.3	Amended and Restated Letter of Intent, dated as of January 11, 2012, from American Standard Energy Corp. to Geronimo Holding Corporation, Randall Capps, XOG Operating LLC, Geronimo Holdings LLC and HNL Royalties LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

RANDALL CAPPS

By: /s/ Randall Capps

GERONIMO HOLDING CORPORATION

By: /s/ Randall Capps
Name: Randall Capps
Title: President